The Variable Annuity Life Insurance Company 2929 Allen Parkway Houston, TX 77019 VALIC.com	Mark Matthes Vice President and Associate General Counsel 713.831.3299 mark.matthes@valic.com

December 14, 2017

VIA EDGAR

Mr. David Orlic

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	VALIC Separate Account A
Pre-Effective Amendment to the Registration Statement on Form N-4
File Nos. 333-220957 and 811-03240

Dear Mr. Orlic:

This letter is in response to comments received from you on December 12, 2017, for the above-referenced initial registration statement on Form N-4, filed with the Commission on October 13, 2017, SEC Accession No. 0001193125-17-309970. We include the comments below, followed by our responses:

General

1.	Comment: Please advise whether this filing is intended to serve as an amendment to the registrant’s existing 40 Act registration statement. If so, please mark the filing accordingly.

Response: Yes. This filing will amend the Registrant’s existing registration statement.

2.	Comment: Please clarify whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Response: We confirm that there are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract. VALIC will be solely responsible for payment of Contract benefits.

3.	Comment: We note several places in the disclosure where it is noted that there may be material state variations with respect to a feature or result. In each such instance, please disclose all material variations by state with specificity.

Response: We have revised the prospectus to include Appendix B, which lists the material variations by state.

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

4.	Comment: Please file all exhibits before requesting acceleration so that the staff may review them.

Response: We will file all exhibits with our next pre-effective amendment to the registration statement.

Cover Page

5.	Comment: Please add disclosure that the death benefit and other guarantees under the Contract are payable from the general account and subject to the Company’s financial strength and claims paying ability.

Response: We have revised the disclosure on the cover page as requested, by adding the following disclosure:

“Any guarantees under the Contract, including the death benefit, that exceed the value of your interest in VALIC Separate Account A (“Separate Account”) are paid from our general account and not the Separate Account. Therefore, any amounts that we may pay under the Contract in excess of your interest in the Separate Account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.”

Examples (Page 5)

6.	Comment: Please indicate that the examples apply whether or not the Contract Owner surrenders or annuitizes the Contract at the end of each period.

Response: The examples have been revised as requested.

Selected Purchase Unit Data (Page 5)

7.	Comment: Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the Contract because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

Response: Condensed financial information has been included. A note in bold type following the Expense Example refers the reader to Appendix A, which includes the select purchase unit data for the sub-accounts all of which have been previously offered through the Separate Account.

Transfers (Page 6)

8.

Comment: We note the first sentence of this section. Please clarify your disclosure as to whether the Contract Owner is prohibited from making transfers while an Advisory Program is in place. Please also clarify your disclosure throughout the remainder of the document as to whether a Contract

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

Owner must always have an Advisory Program in place. For instance, please address this point in the following sections:

•	On page 13, under Advisory Program;
•	On page 13, the first sentence and the last paragraph in the section “Reallocations & Transactions Instructions;” and
•	On page 14, under “Termination of the Advisory Program” and “Transfers Between Investment Options.”

Response: While an Advisory Program is in place, the Contract owner will be prohibited from making transfers among investment options. As noted throughout the prospectus, the Contract owner may terminate the Advisory Program at any time. We have added disclosure in various locations to note that the Contract will remain in force if the Contract owner terminates the Advisory Program. In specific response to the bullets above, we have updated the disclosure follows:

•	On page 13, under Advisory Program, in the first paragraph we have added the following in bold text as the final sentence of the paragraph:

“You may terminate the Advisory Program at any time. If you terminate the Advisory Program, your Contract will remain in force.”

•	On page 14, the following has been added to the beginning of the first paragraph of the section titled “Reallocations & Transfer Instructions”:

“While the Advisory Program is in place, you are prohibited from making transfers among investment options in the Contract. During such period, transfer instructions may only be provided by the Investment Adviser. If you terminate the Advisory Program, you may make transfers among the investment options subject to the transfer restrictions in the section below entitled “Transfer Between Investment Options.”

•	On page 14, the last paragraph in the section “Reallocations & Transfer Instructions” has been revised as follows:

“Transfers and reallocations made by your Investment Adviser are subject to the restrictions on transfers between investment options that are discussed in the section below entitled “Transfers Between Investment Options.”

•	On page 14, under “Termination of the Advisory Program”, we have added the following at the end of the paragraph:

“If you terminate the Advisory Program, your Contract will remain in force.”

•	On page 14, under “Transfers Between Investment Options” we have revised the first paragraph by adding the sentences in italics:

“If you are enrolled in an Advisory Program, you have entered into an Advisory Agreement or other agreement that grants the Investment Adviser the discretionary authority to manage the assets in the Contract. As your investment objectives and

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

willingness to assume investment risk change, you should consult your Investment Adviser. While the Advisory Program is in place, you are prohibited from making transfers among investment options in the Contract and your Investment Adviser will provide all transfer and reallocation instructions. See section entitled “Advisory Program: Reallocation and Transfer Instructions.”

In order for you to transfer Account Value among investment options, you must first terminate the Advisory Program.    However, transfers made during the Purchase Period or during the Payout Period are subject to certain restrictions. We reserve the right to limit the number, frequency (minimum period of time between transfers) or dollar amount of transfers you can make and to restrict the method and manner of providing or communicating transfers or reallocation instructions. You will be notified of any changes to this policy through newsletters or information posted online at www.valic.com.

Distribution of the Contract (Page 8)

9.	Comment: In the last paragraph, please clarify who receives the remainder of the investment advisory fees paid pursuant to the Advisory Program.

Response: VFA receives 100% of the Advisory Program Fee. It pays a portion of that fee to the investment advisory representative serving the Contract owner/advisory client and VFA retains the remainder of the Advisory Program Fee. We have revised the disclosure as follows:

“VFA representatives who sell the Contracts do not receive commission payments and, instead, in their role as investment advisory representatives, receive a portion of the investment advisory fees that you pay to participate in the Advisory Program with the remainder of those fees retained by VFA.

Fixed Account Options (Page 9)

10.	Comment: We note disclosure that “[t]he guarantees are backed by the claims-paying ability of the Company, and not the Separate Account.” Please revise this disclosure to add that payments from the general account are subject to the Company’s “financial strength.”

Response: We have revised the sentence as follows:

“The guarantees under the Fixed Account Options are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.”

11.	Comment: Please delete the disclosure stating that “the SEC has not reviewed data in this prospectus that relates to Fixed Account Options.” In general, please refrain from stating the staff’s level of review with respect to this disclosure.

Response: We have deleted the sentence as requested.

12.	Comment: Please disclose how an investor may obtain current interest rates.

Response: We have added the following sentence to the disclosure:

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

“You may obtain current interest rates by calling the Annuity Service Center or speaking with your financial advisor.”

Account Establishment (Page 12)

13.	Comment: We note the following disclosure: “Periodic Payment minimums apply to each Periodic Payment made. The Single Payment minimum applies to each of your accounts.” Please clarify this disclosure. Please also define the capitalized terms and capitalize them consistently throughout the document.

Response: We have deleted this disclosure as it is not applicable. Our references to periodic payments is typically used in connection with employer-sponsored retirement plans and not individual contracts such as this product.

14.	Comment: In the first bullet point in this section, please revise the disclosure to state that the account will be established within 2 Business Days. See Rule 22c-1(c) under the 40 Act.

Response: We have revised the disclosure as requested.

When Your Account Will Be Credited (Page 12)

15.	Comment: We note disclosure stating “It is your responsibility to ensure that the Purchase Payment is promptly posted to the appropriate account.” Please provide the basis for assigning this responsibility to investors.

Response: We have deleted this disclosure as it is not applicable to this product. The disclosure was intended to be used in connection with employer-sponsored retirement plans where the employer delivers deposit instructions and employer contributions/employee deferrals to VALIC.

Advisory Agreement and Fees (Page 13)

16.	Comment: We note the third sentence of this section. Please disclose the consequences of having the Advisory Program Fee deducted from the Account Value (e.g., such deductions are treated as withdrawals and subject to tax consequences and penalty if the Contract Owner is less than 59 1⁄2 and reduces the death benefit.). If true, please also disclose that the Advisory Program Fee does not have be withdrawn from Account Value and may be paid with other Contract Owner assets. Please direct the Contract Owner to consult with his/her financial and/or tax advisors regarding the advisability of deducting the Advisory Program Fee from Account Value.

Response: We have created a sub-section within the “Advisory Agreement and Fees” section to address the tax implications of the deduction of the Advisory Program Fees from the Contract, as follows:

“Implications of Withdrawals to Pay Advisory Program Fee. Partial withdrawals, including those taken to pay the Advisory Program Fee, can reduce certain benefits guaranteed under the Contract, including Contract death benefits. If your Contract is an IRA or Roth IRA, partial withdrawals to pay the Advisory Program Fee generally can qualify as expenses of the IRA and thus qualify as non-taxable. However, partial

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

withdrawals from a non-qualified Contract used to pay the Advisory Program Fee are treated as a taxable distribution. In addition, if you are under age 59  1⁄2, such a withdrawal may be subject to an additional 10% tax. You should consult with your financial and/or tax advisor for any advice regarding potential tax considerations relating to the payment of the Advisory Program Fee from your Contract.

If VFA is your Investment Adviser, the Advisory Program Fee must be withdrawn from your Contract. If in the future you enroll in a different investment advisory program, a fee for that program might be paid either by you directly (from assets outside of the Contract) or from the Contract, depending upon the provisions of that program and the type and frequency of the payment required.”

Transfers Between Investment Options (Page 14)

17.	Comment: If the company is reserving the right to charge a fee for transfers, please include the maximum charge in the fee table.

Response: The Contract does not charge for transfers among investment options. We have removed a reference in the first paragraph of this section that implied that there may be a charge for transfers among investment options.

Fees and Charges (Page 15)

18.	Comment: Please disclose whether fees and charges are prorated for any period, if the Contract is held for only a part of a period. Please also revise the definition of Account Value to address this point.

Response: No portion of the fees and charges under the Contract are prorated for any period. The Advisory Program Fee is not a Contract charge so it is excluded from the Account Value. The Advisory Program Fee may be pro-rated and withdrawn from the Contract if the program is terminated prior to the end of a calendar quarter. We have updated the disclosure under “Other Charges: Advisory Program Fees” to reflect that the Contract Owner may be responsible for any unpaid Advisory Program Fees through the termination/surrender date.

We have not revised the definition of Account Value since the Advisory Program Fee is not a fee within the Contract. Further, VALIC, as the Contract issuer, does not have the amount of accrued Advisory Program Fees which are calculated by the Investment Adviser.

Separate Account Charges (Page 16)

19.	Comment: Please disclose the current charges if different from the guaranteed maximum charges.

Response: The maximum Separate Account Charge is 0.60% for all Variable Account Options. The current Separate Account Charges (0.60% for VALIC Company I and 0.35% for VALIC Company II) reflect the net charges after reductions for administrative/shareholder services received by VALIC from the underlying funds (VALIC Company II only). The “Separate Account Charges” section has been revised to confirm these charges.

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

Advisory Program Fees (Page 16)

20.	Comment: Disclosure states that the Advisory Program Fee “will be an annual percentage of the total Account Value and will be deducted quarterly.” Please clarify whether this is true only if VFA is the Investment Adviser.

Response: We have deleted the disclosure. Rather than provide specific disclosure about the calculation and frequency of the Advisory Program Fee we have added a statement that the Contract owner should consult with their Investment Adviser regarding the amount and calculation of the Advisory Program Fee.

Variable Payout (Page 16)

21.	Comment: Please specify that the variable payout is the default option. See Guide 12 to Form N-4.

Response: We have revised the disclosure by adding the following sentence to the end of the first paragraph:

“If you do not elect a payout option, the payout option will mirror the allocation of investment options in your Contract upon annuitization. For example, if your Account Value is allocated solely to the Variable Account Options upon annuitization and you have not made an election, a variable payout option will be applied, or if your Account Value is allocated solely to a Fixed Account Option a fixed payout option will be applied. Similarly, if your Account Value is allocated to both Fixed and Variable Account Options, a combination fixed and variable payout option will be applied.”

Joint and Survivor Life (Page 18)

22.	Comment: Please disclose if any Payout Payment will be made if the Annuitant dies before the first payment in each instance discussed in this paragraph.

Response: We have revised the example provided in “4. Joint and Survivor Life” to reflect that no payments are made if the Annuitant and second designated person die before a Payout Payment is made, as follows:

“For example, if the Annuitant dies before receiving a Payout Payment the first Payout Payment will be made to the second designated person. If both the Annuitant and the second designated person die before the first Payout Payment is made, no Payout Payments will be made.”

Delay of Payment (Page 18)

23.	Comment: Please explain your basis for a delay of up to six months upon redemption for amounts invested in the Variable Account Options or revise your disclosure.

Response: We have revised the second sentence of “Delay of Payment” sub-section to make clear that the company’s ability to defer payments for up to six months is limited to the Fixed Account Options, as follows:

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

“In addition, we may defer making payments from the Fixed Account Options for up to six months, or less, if required by law. If payment is deferred, interest will accrue until the payment is made.”

24.	Comment: Please clarify that subsection (1) in the second paragraph refers to delays beyond seven days in accordance with Section 22(e) of the 40 Act.

Response: We have revised the disclosure as requested.

25.	Comment: In the formula for Allowed Surrender Value, please clarify that the Applicable Investment Advisory Fee will be subtracted from Account Value if the Contract Owner pays this fee with funds from the account.

Response: We have deleted the first paragraph of the section “Amount That May Be Surrendered” and replaced it with the following:

“The amount that may be surrendered during the Purchase Period is equal to your Account Value next computed after your properly completed request for surrender is received in our Home Office. If you are enrolled in an Advisory Program, the Advisory Program Fee may be withdrawn from your Account Value upon surrender if you have authorized the Investment Adviser to withdraw the fee from your Contract.”

Partial Surrenders (Page 19)

26.	Comment: In the last paragraph of this section, please clarify whether what is being described there is different from “forced surrenders” as described in the next subsection. In that regard, please clarify in the next subsection whether the Contract Owner will be given notice before the account is closed in a forced surrender.

Response: We have deleted the sentence immediately preceding the section “Forced Surrenders.” The language is duplicative. Any forced surrender will be consistent with the Contract, which does not require that advance notice be provided to the Contract Owner.

Death Benefits (Page 19)

27.	Comment: We note the following disclosure in this section: “If the Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary’s life expectancy.” Please clarify this disclosure.

Response: We have revised the disclosure as follows:

“If the Beneficiary elects a life annuity for a designated or fixed period, the guarantee period cannot exceed the Beneficiary’s life expectancy.”

During the Payout Period (Page 21)

28.	Comment: Please describe in more detail the joint and survivor life with guaranteed periods option, which doesn’t appear on page 17.

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

Response: The joint and survivor life with guaranteed period is not an available option under the Contract. The reference to this option has been removed.

29.	Comment: Please disclose in greater detail the “more favorable treatment under federal tax law” referenced at the end of this section.

Response: We have revised the disclosure as follows:

“Spousal Beneficiaries may be entitled to more favorable treatment under the Contract and/or under federal tax law, including additional permitted delays before beginning distributions, as well as being able to continue the Contract as their own and not as a beneficiary account.”

Cancellation — The “Free Look” Period (page 21)

30.	Comment: Please revise the disclosure in the second to last sentence regarding the refund the Contract Owner will receive if the free look right is exercised. Please state that you will refund the Account Value, except in states and under IRA contracts that require the return of Purchase Payments. In those states and under IRA contracts, please disclose that you will return the greater of Purchase Payments or Account Value. If you do not return Account Value, if greater, please disclose that the Contract Owner has the right to obtain surrender value and the tax implications of the surrender. See Penn Mutual No-Action Letter (May 21, 1976).

Response: We have deleted the second to last sentence in this paragraph (i.e., “The amount of the refund will be equal to all Purchase Payments received or, if more, the amount required under state law.”) and replaced it with the following:

“Additionally, all Contracts issued as an IRA require the full return of Purchase Payments upon a free look. If your Contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your Contract during the free look period, we return the greater of (1) your Purchase Payments, or (2) the value of your Contract on the day we receive your request in good order at the Annuity Service Center.”

We Reserve Certain Rights (Page 21)

31.	Comment: Please disclose who must approve the described changes and how investors will be notified thereof.

Response: We have not made any changes to the disclosure. We currently note that any changes to the Contract made by the Company will not be made without Contract owner permission except as allowed by federal/state law. We have further noted that other changes, such as endorsements to the Contracts, will only apply to new Contract Owners and will be subject to approval by the SEC. In addition, we have noted that any substitution of sub-accounts within the Contract require SEC approval. Please advise if there are specific reservations of rights that the Staff believes requires additional clarification.

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

How Fund Shares Are Voted (Page 22)

32.	Comment: If the Company is subject to a mixed and shared funding order, please add disclosure stating that shares owned by the Company and its affiliates for their own benefit will also be proportionately voted.

Response: We have added the following sentence to the disclosure:

“In the event that shares of a Fund are owned by VALIC or an affiliated insurance company for their own benefit, such shares will be voted proportionally based on instructions received from Contract Owners.”

33.	Comment: Please add disclosure specifying that, as a result of proportionate voting, the vote of a small number of Contract Owners can determine the outcome of a proposal.

Response: In response to your comment, we have added a sentence as the last sentence of the first paragraph under the section “How Fund Shares Are Voted”:

“One effect of proportional voting is that a small number of Contract owners may determine the outcome of a vote.”

Legal Proceedings (Page 24)

34.	Comment: Please disclose the factual basis alleged to underlie the disclosed proceeding and the nature of the claim.

Response: We have updated the disclosure as requested.

Financial Statements (Page 24)

35.	Comment: Please explain the reference to “American Home.”

Response: American Home Assurance Company is an affiliated company that provided support guarantees on an older VALIC-issued contract but does not provide any support guarantees in connection with this Contract. The reference has been deleted.

*****

After we resolve any remaining issues within the registration statement and confirm that it has been duly filed with all appropriate exhibits and financial statements, we respectfully request that the Commission, pursuant to delegated authority, grant acceleration on the effective date of the filing. We request that the above-referenced Registration Statement be declared effective as soon as practicable and no later than December 28, 2017.

Response to SEC Comments: VALIC PD Freedom Advisor VA

December 14, 2017

Please contact me at 713-831-3299 if you have any questions or need more information.

Sincerely,

/s/ Mark Matthes

Mark Matthes

Vice President and Associate General Counsel

The Variable Annuity Life Insurance Company